FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2003

Commission File No.	000-29898

Research in Motion Limited

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated December 11, 2003 ("ROGERS(TM)AT&T(R)WIRELESS SPREADS THE JOY OF 4 COLOR WITH THE BLACKBERRY 7280(TM)")	4

Document 1

December 11, 2003

FOR IMMEDIATE RELEASE

ROGERS™ AT&T® WIRELESS SPREADS THE JOY OF COLOR WITH THE BLACKBERRY 7280™

First Canadian Carrier with a Color BlackBerry Handheld

Toronto, ON – Rogers AT&T Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the commercial availability of the color BlackBerry 7280 Wireless Handheld™ in Canada. The BlackBerry 7280™ delivers the same popular BlackBerry® experience and compact form factor of the BlackBerry 6200 Series™ with the added benefit of a high resolution color display. It supports integrated voice and data services operating on the industry-leading Rogers AT&T Wireless Tri-Band 850/1800/1900 MHz GSM/GPRS network in Canada, with support for US and international roaming.*

“The number one thing customers are telling us they want right now is color,” said John Demetris, Vice President, Business Marketing, Rogers AT&T Wireless. “We work closely with Research In Motion to continuously offer our loyal BlackBerry customers the latest innovative solutions for the most efficient handheld experience available.”

The BlackBerry 7280 offers a high resolution 240x160 pixel reflective TFT color display with a backlit screen and keyboard. The display supports over 65,000 colors. The BlackBerry 7280 delivers e-mail, phone, SMS, browser and organizer applications, all in a sleek, lightweight, Java-based device.

“The tri-band BlackBerry 7280 stands out from the crowd with the best combined phone, email and data experience in a mobile device,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “True to the BlackBerry tradition, this new model combines industry leading features and performance with superior battery life.”

The BlackBerry 7280 costs $499.99 with a two-year service agreement from Rogers AT&T Wireless and is available for purchase across Canada through select Rogers AT&T Wireless dealer and retail points of sale, or online at www.rogers.com.

Rogers AT&T Wireless offers the widest selection of BlackBerry handhelds in North America, including the BlackBerry 6280™ and BlackBerry 6710™, which also operate on the Rogers AT&T Wireless GSM/GPRS network, and the BlackBerry 950™ and BlackBerry 957™, which operate on the Rogers AT&T Wireless Mobitex network.

-more-

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Rogers AT&T Wireless

Rogers Wireless Inc. operates under the co-brand Rogers AT&T Wireless and has offices in Canadian cities from coast to coast. Rogers AT&T Wireless is Canada’s leading wireless communications service provider, offering a complete range of wireless solutions including Digital PCS, cellular, advanced wireless data services, and one and two-way messaging services to a total of more than 3.8 million customers across the country. Rogers Wireless Communications Inc. (TSE: RCM.B; NYSE: RCN) is approximately 56% owned by Rogers Communications Inc., and approximately one-third owned by AT&T Wireless Services, Inc.

# # #

For more information or to request an interview, please contact:

Andrea Craig Research In Motion 519-888-7465 x5098 acraig@rim.net	Courtney Flaherty Brodeur Worldwide for RIM 212-771-3637 cflaherty@brodeur.com	Suzanne McMeans Rogers AT&T Wireless 416-935-7167 suzanne.mcmeans@rci.rogers.com

Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.net

* Check with Rogers AT&T Wireless for roaming services

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

Registrant

Date:	December 11, 2003	By:	/s/ Angelo Loberto

(Signature)
Angelo Loberto
Vice President, Finance